Mail Stop 4561

September 17, 2009

Paul O'Callaghan
Chief Executive Officer
Jacada Ltd.
11 Galgalei Haplada St.
P.O. Box 12175
Herzliya 46722, Israel

> **Re:** **Jacada Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 16, 2009**
> **File No. 0-30342**

Dear Mr. O'Callaghan:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Operations, page F-5

1.   We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations, which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the

income statement that includes a total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance's "Current Accounting and Disclosure Issues" (Updated 11/30/06), Section I.B.2.

2.   We note your disclosures on page F-15 where you indicate that the Company enters into certain bundled arrangements that include significant customization of software and services and such revenue is accounted under contract accounting pursuant to SOP 81-1. Please tell us the classification and the amounts of revenues and related cost of revenues from these arrangements within your consolidated statements of operations. If you allocate the revenues between products and services, then please explain your allocation methodology, why you believe such presentation is reasonable, and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates, and/or footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

Note 2. Significant Accounting Policies

n. Revenue Recognition, page F-14

3.   We note your disclosures on page F-15 where you indicate that the VSOE of fair value for maintenance is determined based on the price charged when sold separately. Please describe the process you use to evaluate the various factors that affect how you establish VSOE in your arrangements, including customer type, purchase volume, geographic region, etc. pursuant to paragraph 10 of SOP 97-2. Further address the issue that if VSOE varies from customer to customer, how you can reasonably estimate fair value. In your response, please tell us the volume of stand alone sales used in your most recent VSOE analysis. If you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price for each segment.

4.   You also indicate that the VSOE of fair value for other services is determined based on the price charged when sold separately. Please explain your methodology for establishing VSOE of fair value such services. In your response, please include the volume of stand alone sales used in your VSOE analysis, as applicable.

Exhibit 12.1 and 12.2

5.   We note that your Principal Executive Officer and Principal Financial Officer's certifications filed under Item 19 of Form 20-F (1) do not contain the introductory

language of paragraph 4 to also indicate that the certifying officers are responsible for establishing and maintaining internal control over financial reporting and (2) are missing paragraph 4(b). Please revise the certifications included in the Company's Form 20-F for the fiscal year ended December 31, 2008 accordingly. We refer you to Item 12 of the Instructions to the Exhibits of Form 20-F.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Melissa Feider, Staff Accountant, at (202) 551-3379, or me at (202) 551-3499 if you have questions regarding above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief